UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN
STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Amendment No. 1

Supertel Hospitality, Inc (SPPR)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

868526104

(CUSIP Number)

Saúl Zang

Juan Manuel Quintana

Carolina Zang

Pablo Vergara del Carril

María de los Ángeles del Prado

Zang, Bergel y Viñes Abogados

Florida 537, 18th Floor (C1005AAK)

Buenos Aires, Argentina

+54(11) 4322-0033

+54 (11) 5166-7000

(Name, Address and Telephone Number of Person

authorized to Receive Notices and Communications)

February 15, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868526104	SCHEDULE 13D	Page 2 of 28 Pages
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,884,744
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,884,744
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,884,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34% * (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents)
14.	TYPE OF REPORTING PERSON IN

*All shares consists of shares currently issuable upon (a) the conversion of up to 1,188,474.4 shares of 3,000,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share, beneficially owned by the Reporting Person, and/or (b) the exercise of up to 11,884,744 of 30,000,000 warrants beneficially owned by the Reporting Person (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents).

CUSIP No. 868526104	SCHEDULE 13D	Page 3 of 28 Pages
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agroinvestment S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,884,744
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,884,744
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,884,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34% * (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents)
14.	TYPE OF REPORTING PERSON CO

* All shares consists of shares currently issuable upon (a) the conversion of up to 1,188,474.4 shares of 3,000,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share, beneficially owned by the Reporting Person, and/or (b) the exercise of up to 11,884,744 of 30,000,000 warrants beneficially owned by the Reporting Person (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents).

CUSIP No. 868526104	SCHEDULE 13D	Page 4 of 28 Pages
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Idalgir S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,884,744
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,884,744
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,884,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34% * (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents)
14.	TYPE OF REPORTING PERSON CO

* All shares consists of shares currently issuable upon (a) the conversion of up to 1,188,474.4 shares of 3,000,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share, beneficially owned by the Reporting Person, and/or (b) the exercise of up to 11,884,744 of 30,000,000 warrants beneficially owned by the Reporting Person (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents).

CUSIP No. 868526104	SCHEDULE 13D	Page 5 of 28 Pages
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,884,744
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,884,744
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,884,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34% * (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents)
14.	TYPE OF REPORTING PERSON CO

* All shares consists of shares currently issuable upon (a) the conversion of up to 1,188,474.4 shares of 3,000,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share, beneficially owned by the Reporting Person, and/or (b) the exercise of up to 11,884,744 of 30,000,000 warrants beneficially owned by the Reporting Person (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents).

CUSIP No. 868526104	SCHEDULE 13D	Page 6 of 28 Pages
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,884,744
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,884,744
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,884,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34% * (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents)
14.	TYPE OF REPORTING PERSON CO

* All shares consists of shares currently issuable upon (a) the conversion of up to 1,188,474.4 shares of 3,000,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share, beneficially owned by the Reporting Person, and/or (b) the exercise of up to 11,884,744 of 30,000,000 warrants beneficially owned by the Reporting Person (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents).

CUSIP No. 868526104	SCHEDULE 13D	Page 7 of 28 Pages
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,884,744
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,884,744
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,884,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34%* (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents)
14.	TYPE OF REPORTING PERSON CO

* All shares consists of shares currently issuable upon (a) the conversion of up to 1,188,474.4 shares of 3,000,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share, beneficially owned by the Reporting Person, and/or (b) the exercise of up to 11,884,744 of 30,000,000 warrants beneficially owned by the Reporting Person (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents).

CUSIP No. 868526104	SCHEDULE 13D	Page 8 of 28 Pages
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,884,744
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,884,744
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,884,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34% * (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents)
14.	TYPE OF REPORTING PERSON CO

* All shares consists of shares currently issuable upon (a) the conversion of up to 1,188,474.4 shares of 3,000,000 Series CCumulative Convertible Preferred Shares, par value $0.01 per share, beneficially owned by the Reporting Person, and/or (b) the exercise of up to 11,884,744 of 30,000,000 warrants beneficially owned by the Reporting Person (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents).

CUSIP No. 868526104	SCHEDULE 13D	Page 9 of 28 Pages
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,884,744
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,884,744
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,884,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34% * (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents)
14.	TYPE OF REPORTING PERSON CO

* All shares consists of shares currently issuable upon (a) the conversion of up to 1,188,474.4 shares of 3,000,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share, beneficially owned by the Reporting Person, and/or (b) the exercise of up to 11,884,744 of 30,000,000 warrants beneficially owned by the Reporting Person (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents).

CUSIP No. 868526104	SCHEDULE 13D	Page 10 of 28 Pages
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,884,744
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,884,744
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,884,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34% * (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents)
14.	TYPE OF REPORTING PERSON CO

* All shares consists of shares currently issuable upon (a) the conversion of up to 1,188,474.4 shares of 3,000,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share, beneficially owned by the Reporting Person, and/or (b) the exercise of up to 11,884,744 of 30,000,000 warrants beneficially owned by the Reporting Person (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents).

CUSIP No. 868526104	SCHEDULE 13D	Page 11 of 28 Pages
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IRSA Inversiones y Representaciones S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,884,744
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,884,744
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,884,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34% * (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents)
14.	TYPE OF REPORTING PERSON CO

* All shares consists of shares currently issuable upon (a) the conversion of up to 1,188,474.4 shares of 3,000,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share, beneficially owned by the Reporting Person, and/or (b) the exercise of up to 11,884,744 of 30,000,000 warrants beneficially owned by the Reporting Person (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents).

CUSIP No. 868526104	SCHEDULE 13D	Page 12 of 28 Pages
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Efanur SA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,884,744
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,884,744
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,884,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34% * (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents)
14.	TYPE OF REPORTING PERSON CO

[1] All shares consists of shares currently issuable upon (a) the conversion of up to 1,188,474.4 shares of 3,000,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share, beneficially owned by the Reporting Person, and/or (b) the exercise of up to 11,884,744 of 30,000,000 warrants beneficially owned by the Reporting Person (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents).

CUSIP No. 868526104	SCHEDULE 13D	Page 13 of 28 Pages
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tyrus S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,884,744
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,884,744
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,884,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34% * (subject to the 34% Beneficial Ownership Limitation provided under the transactional documents)
14.	TYPE OF REPORTING PERSON CO

* All shares consists of shares currently issuable upon (a) the conversion of up to 1,188,474.4 shares of 3,000,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share, beneficially owned by the Reporting Person, and/or (b) the exercise of up to 11,884,744 of 30,000,000 warrants beneficially owned by the Reporting Person (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents).

CUSIP No. 868526104	SCHEDULE 13D	Page 14 of 28 Pages
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jiwin SA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,884,744
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,884,744
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,884,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34% * (subject to the 34% Beneficial Ownership Limitation provided under the transactional documents)
14.	TYPE OF REPORTING PERSON CO

* All shares consists of shares currently issuable upon (a) the conversion of up to 1,188,474.4 shares of 3,000,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share, beneficially owned by the Reporting Person, and/or (b) the exercise of up to 11,884,744 of 30,000,000 warrants beneficially owned by the Reporting Person (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents).

CUSIP No. 868526104	SCHEDULE 13D	Page 15 of 28 Pages
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Real Estate Strategies L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,884,744
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,884,744
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,884,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34% * (subject to the 34% Beneficial Ownership Limitation provided under the transactional documents)
14.	TYPE OF REPORTING PERSON PN

* All shares consists of shares currently issuable upon (a) the conversion of up to 1,188,474.4 shares of 3,000,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share, beneficially owned by the Reporting Person, and/or (b) the exercise of up to 11,884,744 of 30,000,000 warrants beneficially owned by the Reporting Person (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents).

CUSIP No. 868526104	SCHEDULE 13D	Page 16 of 28 Pages

Item 1. Security and Issuer

This Amendment No. 1 amends and supplements the statement on Schedule 13D (the “Statement”) originally filed with the Securities and Exchange Commission on February 13, 2012 jointly by Mr. Eduardo S. Elsztain (“Elsztain”), Consultores Assets Management S.A. (“CAM”), Consultores Venture Capital Uruguay S.A. (“CVC Uruguay”), Agroinvestment S.A. (“Agroinvestment”), Idalgir S.A. (“Idalgir”), Consultores Venture Capital Ltd. (“CVC Cayman”), Ifis Limited (“IFIS”), Inversiones Financieras del Sur S.A. (“IFISA”), Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud”), , IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA"), Tyrus S.A. (“Tyrus”), Jiwin S.A. (“Jiwin”), Efanur SA (“Efanur”) and Real Estate Strategies L.P. (“RES” and together with Elsztain, CAM, CVC Uruguay, Agroinvestment, Idalgir, CVC Cayman, IFIS, IFISA, Cresud, IRSA, Tyrus, Jiwin and Efanur the "Reporting Persons") relating to the common stock, par value $0.01 per share (the “Common Stock”) of Supertel Hospitality, Inc., a Virginia corporation (“Supertel”) issuable upon (a) the conversion of 3,000,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share (the “Preferred Stock”), beneficially owned by the Reporting Person, and/or (b) the exercise of 30,000,000 warrants (“Warrants”) beneficially owned by the Reporting Person (subject to the 34% Beneficial Ownership Limitation provided under the transactional documents described herein). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement. From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby. Information regarding the ownership of Common Stock set forth herein is as of the close of business on February 15, 2012. The address of the principal executive offices of Supertel is 1800 West Pasewalk Avenue, Suite 200, Norfolk, NE 68701.

Item 2. Identity and Background

Item 2 is amended to add the following:

(d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 is amended to add the following:

On February 15th, 2012, pursuant to certain Purchase Agreement dated November 16th, 2011, RES has acquired 900,000 Preferred Shares, at a face value price per share of $10.00, for an aggregate gross purchase price of U.S. $9,000,000, convertible up to 9, 000,000 shares of Common Stock and warrants to purchase up to 9,000,000 additional shares of Common Stock.

The funds used to purchase the securities were derived from working capital and capital contributions made by affiliates.

CUSIP No. 868526104	SCHEDULE 13D	Page 17 of 28 Pages

Item 4. Purpose of Transaction.

Item 4 is amended to add the following:

On February 15th, 2012, Supertel issued and sold to RES the remaining 900,000 shares of Preferred Stock and Warrants to purchase up to 9,000,000 shares of Common Stock of Supertel, acquired in connection with certain Purchase Agreement dated November 16, 2011 for the purchase of Preferred Stock under a private transaction with Supertel.

Aside from the forgoing, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A, has any present plans or proposals that relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

For more information, please see Item 6 below.

Item 5. Interests in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

As of February 15, 2012, the Reporting Persons beneficially owned 11,884,744 shares of Common Stock, representing 34% of Supertel’s outstanding Common Stock, issuable upon (a) the conversion of up to 1,188,474.4 shares of 3,000,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share, beneficially owned by the Reporting Person, and/or (b) the exercise of up to 11,884,744 of 30,000,000 Warrants beneficially owned by the Reporting Person (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents described in Item 6 below of the Statement filed on February 13, 2012). The Reporting Persons have assumed the conversion of Preferred Stock and/or exercise of Warrants up to the maximum amount currently permitted pursuant to the 34% Beneficial Ownership Limit.

(i)	Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud, CAM, CVC Uruguay, CVC Cayman, Agroinvestment, Idalgir, IRSA, Efanur, Jiwin and Tyrus, except for RES, a company in which Jiwin (a company wholly owned by IRSA) is the General Partner.
(ii)	Elsztain is the beneficial owner of 31.65% of IFIS, including: (a) 12.11% owned indirectly through Agroinvestment; (b) 5.17% owned indirectly through Idalgir; (c) 14.81% owned indirectly through CVC Uruguay; and (d) 2.08% owned indirectly through CVC Cayman. Elsztain owns 100% of Agroinvestment and Idalgir and 85.0% of CAM which owns 0.11% of IRSA’s outstanding stock and 100% of CVC Uruguay which in turn owns 0.0002% of Cresud’s shares on a fully diluted basis and 100% of CVC Cayman. None of these companies directly own Common Shares of Supertel Hospitality, Inc (“SPPR”). Elsztain also directly owns 0.21% of IRSA’s outstanding stock and 0.0002% of Cresud’s shares on a fully diluted basis;
(iii)	CVC Cayman serves as the Investment Manager of IFIS;
(iv)	IFIS is the direct owner of 100% of the common shares of IFISA;
(v)	IFISA directly owns 38.79% of Cresud’s shares on a fully diluted basis. IFISA does not directly own Common Stock;

CUSIP No. 868526104	SCHEDULE 13D	Page 18 of 28 Pages
(vi)	Cresud directly owns 63.22% of IRSA’s common shares. Cresud does not directly own Common Stock;
(vii)	IRSA owns 100% of Tyrus’ and Efanur’s capital stock. Irsa does not directly own Common Stock;
(viii)	Tyrus owns 100% of the capital stock of Jiwin. Tyrus does not directly own Common Stock;
(ix)	Jiwin serves as general Partner of RES; Jiwin does not directly own Common Stock;
(x)	Efanur is the major limited Partner of RES. Efanur does not directly own Common Stock and
(xi)	RES owns 3,000,000 Shares of Preferred Stock convertible up to 30,000,000 shares of Common Stock and Warrants exercisable for up to 30,000,000 shares of Common Stock, subject to the 34% Beneficial Ownership Limitation.

Set forth below is a diagram of the Reporting Persons’ beneficial ownership of Supertel’s outstanding stock as of February 15ft, 2012:

CUSIP No. 868526104	SCHEDULE 13D	Page 19 of 28 Pages

Ownership structure as of 15 Feb 2012

E. Elsztain
100.00%
Agroinvestment
100.00%
Idalgir
85%
CAM
12.11%
5.17%
100%
CVC Uruguay
14.81%
100%
CVC Cayman
2.08%
IFIS
100%
IFISA
38.79%
Fully Diluted
0.0002%
0.0002%
Cresud
63.22%
Irsa
100.00%
100.00%
Efanur
Tyrus
68.33%
Jiwin
GP
RES
3,000,000 Convertible Preferred Shares and Warrants
SPPR

Given the foregoing, as of February 15th, 2012, the Reporting Persons may be deemed to be currently the beneficial owners of 11,884,744 Common Stock, representing 34% of the issued and outstanding common shares of Supertel persuant to the 34% Beneficial Ownership.

(b)	Item 5(a) is incorporated herein by reference.

CUSIP No. 868526104	SCHEDULE 13D	Page 20 of 28 Pages

(c)	On February 15th, 2012, Supertel issued and sold to RES the remaining 900,000 shares of Preferred Stock and Warrants to purchase up to 9,000,000 shares of Common Stock of Supertel, acquired in connection with certain Purchase Agreement dated November 16, 2011 for the purchase of Preferred Stock under a private transaction with Supertel.
(d)-(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Item 6 is amended to add the following:

On February 15th, 2012, Supertel issued and sold to RES the remaining 900,000 shares of Preferred Stock and Warrants to purchase up to 9,000,000 shares of Common Stock of Supertel, acquired in connection with certain Purchase Agreement dated November 16, 2011 for the purchase of Preferred Stock under a private transaction with Supertel.

Item 7. Material to be filed as Exhibits

Response unchanged

CUSIP No. 868526104	SCHEDULE 13D	Page 21 of 28 Pages

Schedule A

Eduardo S. Elsztain Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors of IFIS Limited

1.	Eduardo S. Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina	4.	Mariana Renata Carmona de Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina
2.	Saul Zang Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina	5.	Alejandro Gustavo Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina
3.	Joseph Steinberg Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of the United States

Directors of Consultores Venture Capital Uruguay SA

1.	Eduardo S. Elsztain (Chairman) Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Uruguay
2.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Uruguay

CUSIP No. 868526104	SCHEDULE 13D	Page 22 of 28 Pages

Directors of Consultores Assets Management S.A.

1.	Eduardo S. Elsztain (Chairman) Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Saul Zang Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Gerardo Tyszberowicz Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors of Consultores Venture Capital Limited

1.	Eduardo S. Elsztain (Chairman) Director 89 Nexus Way, 2nd floor Camana Bay, P.O. Box 31106, SMB Grand Cayman, KY1-1205, Cayman Islands Citizen of Argentina	2.	Saul Zang Director 89 Nexus Way, 2nd floor Camana Bay, P.O. Box 31106, SMB Grand Cayman, KY1-1205, Cayman Islands Citizen of Argentina

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd floor (11500) Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay
2.	Saúl Zang Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Argentina	4.	Olga Stirling Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

Directors of Agroinvestment S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 803 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Colonia 810, Of. 803 (11000) Montevideo Citizen of Uruguay
2.	Mariana Renata Carmona de Elsztain Director Colonia 810, Of. 803 (11000) Montevideo Republic of Uruguay Citizen of Argentina

CUSIP No. 868526104	SCHEDULE 13D	Page 23 of 28 Pages

Directors of Idalgir S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 803 (11000) Montevideo Republic of Uruguay Citizen of Argentina	2.	Mariana Renata Carmona de Elsztain Director Colonia 810, Of. 803 (11000) Montevideo Republic of Uruguay Citizen of Argentina

Directors and Executive Officers of
Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	9.	Daniel E. Melicovsky Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Saúl Zang Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	10.	Alejandro Casaretto Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
3.	Alejandro Gustavo Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Salvador Darío Bergel Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
4.	Gabriel Adolfo Reznik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Gastón Armando Lernoud Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
5.	Jorge Oscar Fernández Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Enrique Antonini Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
6.	Fernando Adrián Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Eduardo Kalpakian Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 868526104	SCHEDULE 13D	Page 24 of 28 Pages
7.	Pedro Damaso Labaqui Palácio Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
8.	David Alberto Perednik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

Senior Management

1.	Alejandro Gustavo Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Alejandro Casaretto Regional Manager of Agricultural Real Estate Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Matías Iván Gaivironsky Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	5.	Carlos Blousson Chief Executive Officer of the International Operation (Paraguay, Bolivia and Uruguay) Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
3.	David A. Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 868526104	SCHEDULE 13D	Page 25 of 28 Pages

Directors and Executive Officers of
IRSA Inversiones y Representaciones Sociedad Anónima

Directors

1.	Eduardo Sergio Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Mauricio Wior Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Saul Zang Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Mario Blejer Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
3.	Alejandro Gustavo Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Ricardo Liberman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
4.	Fernando Adrián Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Gabriel A. Reznik Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
5.	Carlos Ricardo Estevez Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	15.	Salvador D. Bergel Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
6.	Cedric D. Bridger Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	16.	Enrique Antonini Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
7.	Daniel R. Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 868526104	SCHEDULE 13D	Page 26 of 28 Pages

8.	Marcos Moisés Fishman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
9.	Fernando Rubín Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
10.	Gary S. Gladstein Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of USA

Senior Management

1.	Eduardo Sergio Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Jorge Cruces Chief Real Estate Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Matías Iván Gaivironsky Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	5.	Daniel R. Elsztain Chief Real Estate Business Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
3.	David Alberto Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 868526104	SCHEDULE 13D	Page 27 of 28 Pages

Tyrus S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay
2.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina

Jiwin S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay
2.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina

Efanur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay
2.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina

CUSIP No. 868526104	SCHEDULE 13D	Page 28 of 28 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: February 15th, 2012

Eduardo S. Elsztain	Consultores Assets Management S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

IFIS Limited	Consultores Venture Capital Limited
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

Inversiones Financieras del Sur S.A.	Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

Consultores Venture Capital Uruguay	Efanur S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ / Eduardo S. Elsztain Name: / Eduardo S. Elsztain Title: Chairman of the Board

Tyrus S.A.	Agroinvestment S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

Real Estate Strategies L.P.	Jiwin S.A.
By: Jiwin S.A., its general partner By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

Irsa Inversiones y Representaciones S.A. By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	Idalgir S.A. By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board